ENTECH SOLAR, INC. 13301 Vista Parl Boulevard, Suite 100 Fort Worth, Texas 76177

January 13, 2011

VIA EDGAR AND FEDERAL EXPRESS

Brian Cascio
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549

Re:          Entech Solar, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 31, 2010
File No. 001-34592

Dear Mr. Cascio:

On behalf of our client, Entech Solar, Inc., a Delaware corporation (the “Company”), please find below the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated January 4, 2011 (the “Comment Letter”).  For ease of reference our responses are numbered to correspond to the comment numbers in the Comment Letter and each comment contained in the Comment Letter is printed below in italics and is followed by the response of the Company.

Comment:

Form 10-K for the fiscal year ended December 31, 2009

Consolidated Financial Statements

Consolidated Statements of Operations, page 27

Comment:

1.
We reference your response to prior comment 7. We note that the current presentation includes cost of revenues and gross profit allocated to “contract” and “Equipment and Services” excluding impairment charges. Please clarify why you should not allocate the related impairment charges to the other costs of revenues and gross margin from that product or service. Please explain how these charges are not related to contract and equipment & services revenues and why you believe that gross profit (loss) of contract and equipment & services is fairly stated by excluding impairment charges.

Based on the Staff’s comment, the Company respectfully submits that in its December 31, 2010 Form 10K, it shall reclassify the comparative fiscal year 2009 manufacturing impairment charge within the cost of revenues section to be included with the “Cost of Revenues – Contract” heading.  The Company further notes that to date, it has not recorded any sales related to the products that were to be produced using the impaired equipment and inventory.

Note 3. Summary of Significant Accounting Policies

Inventory, page 33

Comment:

2.
Please refer to your response to prior comment 9. We see that you released $1,119,000 of inventory “reserves” due to impaired items being subsequently sold. In future filings please include disclosure within MD&A that quantifies the impact on cost of sales of recoveries of previously impaired inventory.

Based on the Staff’s comment, the Company respectfully submits that, if applicable, it shall include in its Management Discussion and Analysis section in future filings, quantification disclosure relating to the disposal of previously impaired inventory.

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience.  I can be reached at 817.224.3600.

Sincerely,

/s/ Shelley Hollingsworth

Shelley Hollingsworth, Chief Financial Officer

cc:           Kristin Lochhead, U.S. Securities and Exchange Commission
Celia Soehner, U.S. Securities and Exchange Commission
Tim Buchmiller, U.S. Securities and Exchange Commission
David Gelbaum, Entech Solar, Inc.
Jacob J. Worenklein, Bingham McCutchen LLP
Laurie Cerveny, Bingham McCutchen LLP
David W. Mason, Bingham McCutchen LLP